Acxiom 2002 Annual Report

AHEAD of the CURVE

A Dialogue with Acxiom Leaders

ACXIOM®

The Promise of Acxiom Has Never Been More Compelling

'... a company committed to innovation to help our clients leverage their customer data, solve their business problems and capitalize on their opportunities.'

It was a year like no other. So we wanted to provide you with an Annual Report unlike any Acxiom has produced.

September 11. The recession. There is little new to say about those events. They affected every business in the world, and Acxiom was not immune.

But, with all of this swirling around us, we were amazingly upbeat in the offices and technology centers of Acxiom. Through it all, we knew our potential in the marketplace, and we continued doing everything in our power to seize it, to stay ahead of the curve — remaining a company committed to innovation to help our clients leverage their customer data, solve their business problems and capitalize on their opportunities.

That commitment ultimately was reflected in our ability, despite the barriers, to meet financial expectations for the final three quarters of fiscal year 2002. We closed the fiscal year with revenues of $866 million and the best free cash flow performance in the company's history.

Three of us — Operations Leader **Rodger Kline**, Client Services Leader **Jim Womble** and myself — have been on Acxiom's Board of Directors since the very early days. At the close of the fiscal year, our Board enthusiastically agreed that as the economy rebounds, Acxiom is better positioned than ever to capitalize. We have turned troubled times to our ultimate advantage by becoming a more focused company.

We decided the best way to show you why we are so optimistic was to let you hear a roundtable discussion involving some of our Acxiom colleagues who are helping lead and shape this company's strong future. They represent different areas of our business, different roles and different perspectives.

These are just some of the people — we have about 5,000 in all — whom we are fortunate to work with every day. Their ideas, energy, hard work and dedication to serving our clients are the biggest reasons we are excited about Acxiom. I hope you enjoy what they have to say and gain valuable insight into the great things going on inside our company.

Charles D. Morgan

Charles D. Morgan, Chairman of the Board
and Company Leader

(Pictured L to R: Jim Womble, Charles D. Morgan and Rodger Kline)





Charles Morgan (Company Leader):

As the moderator, let me begin by saying our goal today is to talk about the future of Acxiom. I hope our discussion will help everyone better understand what Acxiom offers to our clients, where we fit in the marketplace and how we are preparing for growth.

I also want to welcome our colleagues who couldn't be here at our Little Rock headquarters but are joining us via video conference. I'm told that this roundtable group has about 240 years of combined data management experience.

For many people, this will be their introduction to Acxiom. So we'll discuss how we create and deliver customer and information management solutions for our clients.

I believe we can provide insight into those elements of our solutions that make the greatest difference to our clients and help separate us from our competitors. Those six core components are: Customer Data Integration technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership.

Paul, would you get us started by answering the question that we are so often asked: What exactly does Acxiom do?

Paul Williams (Sales Leader):

The concept of Acxiom's mission is simple. Acxiom helps our clients better leverage one of their most important assets: their customer data. We do this to help some of the largest, most sophisticated and respected companies in the world grow their bottom lines.

When companies can conclusively identify and better understand their most profitable and loyal customers and their best prospects, they can make more insightful business decisions and improve their business results. They can attract more customers, better please their customers, retain more customers and maximize the potential of each customer relationship.

How often do their best customers shop or buy? What products do they buy? What offers do they accept and reject? At what price point do they buy? And so on. Sound business and marketing decisions begin with knowing the answers to those questions. We provide the leadership that allows our clients to better understand their customers, while also building trust with them.


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Charles Morgan: The better an Acxiom client understands its customers, the better it can provide them with relevant and appropriate offers. And those clients can treat those customers the way they want to be treated — with the right service, choices and prices. That is how you build a great relationship.

Dave Allen (Client Services Leader):
Yes, and Acxiom delivers this capability better than anyone. We've been in this business for more than 30 years and we've evolved to help our clients meet their changing needs. We know our clients' businesses intimately and can help them better react to meet the unique challenges and opportunities of their industries. Our clients' success provides our success.

Acxiom combines the best technology, IT operating infrastructure and data content with the consultative experience and creativity of our associates to build compelling business solutions that deliver impressive returns on investment. We have designed, built and successfully implemented some of the largest and most complex databases in the world. And we consistently do so on time and on budget.

Paul Williams: The opportunity is great for Acxiom, because so many companies have a serious problem in managing their customer and prospect data. They say they are customer-centric and desperately want to be, but they face technological hurdles in making that happen. They don't yet have a comprehensive, enterprise-wide customer data management plan in place. We can help them.

Many large companies still operate as a collection of silos rather than as a cohesive enterprise. And they're usually not technically equipped to share information across the silos. When they can't easily share customer information, their ability to truly know their customers is compromised and they are missing profitable opportunities. We know how to solve these problems.

Our Roundtable Participants

1. **Jeff Stalnaker**
Financial Operations Leader
2. **Cindy Childers**
Organizational Development Leader
3. **Charles D. Morgan**
Company Leader
4. **Jerry Jones**
Business Development/Legal Leader
5. **Carl Harris**
Alliance Manager
6. **Paul Williams**
Sales Leader
7. **Scott Hambuchen**
Client Services Group Leader
8. **Dave Schlesselman**
Senior Client Executive
9. **Holly Marr**
Client Services Group Leader
10. **Alex Dietz**
Products Leader
11. **Dave Allen**
Client Services Leader
12. **Ed Horton**
Marketing/Alliances Leader
13. **Keith Henkel**
Solutions Leader









Charles Morgan: There are a lot of companies that have yet to benefit from good customer data management. However, Acxiom is helping hundreds of companies better recognize and serve their customers.

Ed Horton (Marketing/Alliances Leader):

No doubt about it. Acxiom has tremendous relationships with some of the top financial, banking, insurance, retail, technology, media and automotive companies in the world.

We've had relationships with some of those companies for 10 years, 20 years, or more, and in recent years we've developed or expanded relationships with companies such as Microsoft, IBM, Household International and many more.

One of the most anticipated events each year is our executive symposium — we call it *Connections*. This year we hosted about 150 business leaders, primarily large clients and prospects, to talk about changing trends in our industry. It makes you feel good when people from Sears, Sprint, TransUnion and others take turns talking about how Acxiom has and will continue to make a difference in their business. We often are told by our customers that we are partners who help them shape and realize their vision.

Acxiom is broadening and deepening our relationships with our clients and moving toward the role of complete solution provider. That is a role we play with many companies, and moving forward we need to do it more often. In the past, Acxiom often provided data to some clients, services to others and IT management to others. However, many clients are recognizing the value of seeking all of those solutions from one provider, Acxiom, who is recognized as the global leader in customer and information management solutions.

Scott Hambuchen (Client Services Group Leader):

Yes, we hear a lot of the same in the United Kingdom, France and other international markets where Acxiom has expanded. In the U.K., for example, we separate ourselves from our competition with products like InfoBase® for data content and AbiliTec® for Customer Data Integration, but more importantly with our ability to help our clients turn their customer data into profits. That translates well in any language!

Many of our clients tend to be multinational, and that continues to introduce growth potential for Acxiom, particularly in Europe and Latin America in the short term.

We realize the importance of measuring our global opportunities. We want to make sure each of the opportunities contributes to shareholder value. That's the key. And we've been doing a much better job of that by leveraging the same core technologies and data processing platforms in our non-U.S. business that we use in the United States.

Charles Morgan: Speaking of opportunities, Jerry, I think we are seeing the beginnings of turning our experience, success and reputation in the private sector into business opportunities in the public sector.

Jerry Jones (Business Development/Legal Leader): Definitely. Acxiom has helped private companies verify the identities of customers for years, primarily to help insurance companies assess risks of insurance underwriting and to cost-effectively integrate massive amounts of data. So after September 11, we asked ourselves: Why couldn't Acxiom adapt those skills and technology to help airlines and the government verify the identities of airline passengers? Why couldn't our skill sets help the government do a much better job of integrating data, not only to raise the level of security but also to help the government more efficiently link and process data without having to totally scrap its legacy systems?

Once Acxiom decided to pursue these new markets, it opened up all kinds of opportunities. What Acxiom does best — solve business problems through accurate, comprehensive data integration — fits perfectly in making our country safer. We are in the infancy of this area of pursuing government contracts, but the potential opportunity is significant, and not just in the security realm. The federal and state governments possess an incredible amount of data, but like most major private companies, their agencies need help in cleansing, integrating and accessing that data.

Charles Morgan: If I can add, one thing that has enabled Acxiom to get traction in this market — and with most of our clients, for that matter — is our excellent and long-time reputation for understanding the privacy issue. We were one of the first companies in the world to have a Chief Privacy Officer and an executive-level privacy council. We know how important privacy is to our society. Our ability to consult with clients on privacy laws, regulations and compliance is central to building trust with our clients so they, in turn, can build trust with their customers. We support fair information practices in our work and on our clients' behalf, and our history of privacy leadership is another strong competitive advantage for Acxiom.

Jerry Jones: Yes, and there are few people in the world more trusted than our newest Board member, General Wesley Clark. He is providing a substantial amount of knowledge and expertise in helping us identify opportunities in the government sector and we are fortunate to have him supporting our efforts.

Charles Morgan: Very fortunate. The additions of General Clark and former U.S. Postmaster General Bill Henderson to the Acxiom Board of Directors this past year were milestones for our company. Both men are visionaries who are already making a difference for us.

Blue Chip Clients

Allstate Insurance Company
AT&T Corporation
Bank of America
Bank One Financial
BMC Software
Canadian Tire Financial Services
Citigroup
Conseco, Inc.
Deluxe Corporation
eFunds Corporation
E*TRADE Group Inc.
Federated Department Stores
GE Capital Global Consumer Finance
General Motors Corporation
Guideposts
Household International
IBM Corporation
JP Morgan Chase Bank
LensCrafters
MBNA America Bank N.A.
Microsoft Corp.
Physicians Mutual Insurance Company
Procter & Gamble
Providian Financial
R. L. Polk & Co.
Rodale Inc.
Sears, Roebuck and Co.
Sprint
Staples, Inc.
TransUnion LLC
Verizon
Wal-Mart Stores, Inc.
Western Union



Charles Morgan: We're talking about a lot of business opportunities, especially as the economy rebounds.

Dave Schlesselman: (Senior Client Executive)

An economic downturn makes a lot of companies look at their priorities and reassess their strategies. And that leads many of them to what is a very logical conclusion — that managing data and operating data centers is not their core competency, nor should it be their core competency.

Delivering Great Relationships

MICROSOFT

The Challenge: Microsoft, the world-wide leader in software, services and Internet technologies for personal and business computing, stores massive amounts of customer data. But the company's difficulty sharing, analyzing, updating and achieving real-time customer data access was causing customer acquisition and retention issues.

The Solution: Acxiom applied consulting, products and services, including AbiliTec and InfoBase, to integrate multiple, disparate databases, to dramatically improve the quality, currency and consistency of Microsoft's customer data.

RODALE

The Challenge: Rodale Inc., one of the largest publishers of information on healthy, active lifestyles, recognized it possessed a gold mine of information on customers and prospects, but errors and insufficient integration of data were running up costs.

The Solution: Acxiom's experience and expertise in customer management solutions delivered consistently clean data, eliminating duplicate records to significantly reduce Rodale's direct marketing costs while improving its campaign management and customer service.

BMC SOFTWARE

The Challenge: BMC Software, one of the world's largest independent software vendors and leading enterprise management companies, couldn't realize the full value of their Customer Relationship Management (CRM) program because their customer data was scattered across the enterprise.

The Solution: Consultation with Acxiom resulted in accelerated Customer Data Integration efforts, enabling scattered databases to share knowledge and achieve a very measurable return on investment.

"Acxiom cut months off our data integration plan while improving our data accuracy. We found and removed duplicate data that could not have been handled internally."

— Mark Meyer
Director of customer relationship management for **BMC Software**





That's certainly what leads companies to choose Acxiom as their outsourcing partner to manage their information technology assets. But it also drives a good amount of our services business.
(See related story on page 12.)

When companies hire Acxiom for consulting, data, data integration, data warehousing, data analysis — or a complete enterprise-wide solution — they are freeing themselves to focus their resources, energy and minds on their own lines of business.

One thing that I think is often overlooked: If you look at our roster of clients, it includes some of the most technologically sophisticated companies in the world. Even with their expertise and vast resources, they see a lot of significant value in a relationship with Acxiom and trust us to manage their IT infrastructure and add value to their data management.

Carl Harris: (Alliance Manager)

I think one thing that creates so much confidence in our clients is that they see the types of partners we have, and the types of strategic alliances we have formed. Acxiom never enters into a broad relationship as if we have all the tools. We make it clear that in many cases we'll work closely with our strategic alliance partners to provide specific solution components.

Overall, the one common element of any good partnership is that it is built on trust. During the past year, our alliance team has focused on building these types of relationships with some great companies. We're talking about companies such as HP, IBM, Oracle, SAS and Siebel. When we walk into a client's office, and they know we work with companies such as those and can bring them into the solution we deliver, it is a tremendous benefit.

Acxiom's Partner Program provides structures and processes in dealing with our partners — from the very largest strategic partner, to those who provide critical but niche components. We are now prepared to better leverage those relationships, understand them and ultimately grow our business with them. All for our clients' benefit.

Holly Marr: (Client Services Group Leader)

It is a tremendous asset when we can bring these partners' components into our solutions to better serve our clients, but what is really exciting is when we work with a partner to go to market with a joint solution. That's what we have delivered with AutoMarket In.Sight℠, which was jointly developed and marketed by Acxiom and The Cobalt Group.

Automobile manufacturers and dealers have a problem, and AutoMarket In.Sight offers a solution. On average, the automotive industry spends way too much to acquire a new customer, sometimes almost $450 per customer. It's a matter of using the data — and working closely with Cobalt, who is an expert in automotive industry marketing — to help them identify their best prospects, make the right offer to the right customer at the right time, and to lower their customer acquisition cost to less than $100. Early results with our clients have been tremendous in helping them improve their business. Our first release of AutoMarket In.Sight is only the first of a broad range of customer management solutions applications that Acxiom will be introducing to the auto industry. These products and services will greatly increase the effectiveness of marketing and CRM efforts among manufacturers, large dealer groups and individual dealers.

Alex Dietz: (Products Leader)

When it comes to managing relationships with customers, so much of the answer comes down to two words: data quality.

The Data Warehousing Institute found that companies cumulatively are losing $600 billion a year by not keeping their data current and not managing it well. The data is spread across different departments, often in different formats. That is an astounding number, but having spent decades observing this problem and helping clients overcome it, we think that is a fair estimate, maybe even low.

That was the reason we developed a comprehensive, easy-to-understand customer data quality analysis tool. We call it Opticx[SM], and in a single report it tells companies how the quality of their customer data stacks up to their industry averages. Opticx provides an objective look at their data's strengths and weaknesses, and how we can help them improve their data quality.

I also have to put in a plug for another new product, Personicx[SM]. It is another example of giving our clients a strong competitive advantage. It is a segmentation system that helps users better and more quickly understand their customers as they enter various life stages — marriage, having a child, buying a home, retiring and such — life stages that have been conclusively proven to trigger changes in buying habits. Personicx helps our clients quickly track their customers as they move from one life stage to another and thus better understand their needs. There is nothing like it. Personicx helps resolve a problem that has plagued the industry for years.

'The Data Warehousing Institute found that companies cumulatively are losing $600 billion a year by not keeping their data current and not managing it well.'

— Alex Dietz

Keith Henkel: (Solutions Leader)

It is always exciting when Acxiom introduces a new product to better meet our clients' needs. This innovation has become a significant part of Acxiom's heritage, one that our clients really appreciate.

Few companies have been more innovative than Acxiom. Whether it's creating a new product, or solving a complex problem for a client, or consistently meeting deadlines, Acxiom associates do what it takes to make it happen. They are tenacious. In survey after survey, our clients say Acxiom fulfills its promises and absolutely gets the job done.

Acxiom is going to be just as tenacious in the next year in maintaining that high level of client satisfaction while working to employ more standards and consistency in the way we structure our solutions. We've made major breakthroughs in our technical capabilities, and now our account teams will use these standard components as they conceptualize and develop client solutions. The creativity and customization will come in how we bring the components together and in what we put between them. We must always focus on efficiency, and that means consistency and standards in our very robust, very repeatable systems — ones that just as easily serve $10 million accounts as they serve $100 million accounts.

Our business, our clients and our own people will be better served when we are able to do that. About the only people I can imagine that won't benefit will be our competition.





Talent and Commitment

Charles Morgan: Keith and others have mentioned the amazing people at Acxiom. I don't think we can say enough about them.

Cindy Childers: (Organizational Development Leader)

You are certainly right about that, Charles. Our people are our Number One asset. Our future clearly depends on attracting, retaining and developing the best talent possible, and that doesn't change even in an economic downturn.



Last year was a very challenging time for our people. An economic downturn. Pay cuts. Targeted reductions in staff. But in two surveys, Acxiom associates responded overwhelmingly positively about the great opportunity and experience our company offers.

The first survey is one we conduct every year. We ask associates what they like and don't like about their Acxiom experience. And in spite of the difficult business climate, we found the numbers in 2001 were almost even with the previous year, when our stock price reached an all-time high and business was booming. We learned that even in tough times, Acxiom is still more rewarding and fun than other places they have worked. Associates here feel they are making a difference. They are optimistic about the future.

It is always great to be named to *Fortune* magazine's list of the 100 best places to work in America, and this past year we were on the list for the fourth time in five years. That is a tremendous record, but what is so gratifying is that the biggest factor in making the list is a third-party random survey of 250 of our associates regarding their job satisfaction.

When associates feel good about where they work, there is a positive spillover in the whole marketplace — to clients, prospects, partners and investors. I think they all believe one of the best indicators of how you will treat them begins with how your people treat each other in their own company family.

Board of Directors

Charles D. Morgan
Chairman of the Board and Company Leader,
Acxiom Corporation

General Wesley K. Clark
U.S. Army, Retired
Managing Director, Merchant Banking, Stephens Inc.

Ann Hayes Die, Ph. D.
President Emerita, Hendrix College
Managing Director, Academic Search
Consultation Service

William T. Dillard II
Chief Executive Officer, Dillard's, Inc.

Harry C. Gambill
President and Chief Executive Officer,
TransUnion LLC

William J. Henderson
Former Postmaster General
and Chief Executive Officer, U.S. Postal Service

Rodger S. Kline
Operations Leader, Acxiom Corporation

Thomas F. (Mack) McLarty, III
Chairman of the Board and Chief Executive Officer,
The McLarty Companies

Stephen M. Patterson
Investor, Patterson Enterprises

James T. Womble
Client Services Leader, Acxiom Corporation

Corporate Office

Rodger S. Kline
Operations Leader

Robert S. Bloom
Financial Relations Leader

Caroline Rook
Financial Compliance Leader

Jerry B. Adams
Dathan A. Gaskill

Client Services

James T. Womble
Client Services Leader

David J. Allen
Client Services Leader

Collins Andrews III
Jack Case
Cathy D. Engelkes
Scott Hambuchen
Don Hatfield
Alan W. Holland
Jim Ivey
Mike Lloyd
Holly Marr
Matthew C. Stovall
Timothy Watts
William R. Yoder
Kevin R. Zaffaroni

Sales and Marketing

Paul M. Williams
Sales Leader

J. Edward Horton
Marketing/Alliances Leader

R. Bruce Carroll
Strategic Development Leader

Stephen H. Brighton
Jim Kaiser
Randy A. Noble
Fred Perkins
David A. Schlesselman
Dee Stark



Charles Morgan: We've touched on a lot of exciting things today. Our clients. Our opportunity. Our innovation. Our partners. Our people. And I know other pages in this annual report and in other documents will describe our financial performance. But I'd like to close this conversation by talking about where all those things come together — on the balance sheet.

Jeff Stalnaker: (Financial Operations Leader)
It comes down to this: Last year Acxiom enjoyed the strongest cash flow in the history of the company. That was both in terms of operating cash flow and free cash flow. *(See related story on page 13.)*

It was no secret that cash flow was an area where we needed to improve. We put a lot of emphasis there, and the results speak for themselves. We reported free cash flow of $65.6 million for fiscal year 2002. And since we are talking about the future of Acxiom, let me say that we expect to beat that number next year.

One thing that will contribute to our financial performance in the years ahead are the steps Acxiom has taken to create greater consistency and standardization in our business processes. Standard components in building solutions. Standard methods in supporting clients. Standard metrics in measuring our business performance.

Charles Morgan: The strongest cash flow in the company's history — and even better in 2003. I can't think of a better way to adjourn today. Elsewhere in the Annual Report, our Outsourcing/IT Services Leader and our financial team will share details and highlights about their areas.

Thanks to everyone for being a part of this roundtable. There is a lot of talent, confidence and energy in this room. The Acxiom team is doing a lot of tremendous things, and as the economy rebounds, I think we will be in an enviable position in the marketplace. We will continue to improve our position as the clear leader in helping the world's top companies manage their customer relationships and drive better business decisions. As Dave Allen said earlier, our clients' success provides Acxiom's success, and that ultimately leads to our shareholders' success.

Organizational Alignment

Charles D. Morgan
Company Leader

Solutions and Products

C. Alex Dietz
Products Leader

Keith Henkel
Solutions Leader

Walter E. Anderson
Jay Callaway
Chad Fitz
Donald P. Hinman
Charles C. Howland
Debi McDaniel
G. Zachary Wilhoit

Outsourcing/IT Services

L. Lee Hodges
Outsourcing/IT Services Leader

John C. Berry
Ronald Byczynski Jr.
Frank Caserta III
Brian Mulkerins
Michael Siergiej
Thomas B. Walker Jr.
Frank C. Wichlac

Finance and Accounting

Jeff D. Stalnaker
Financial Operations Leader

Alan Cole
Craig Dunn
Wayne Gregory
Craig Harrison
Art Kellam
William McClellan Jr.
Stephen Ragland

Legal

Jerry C. Jones
Business Development/ Legal Leader

Jennifer T. Barrett
Thomas Diaz
Todd Greer
Catherine L. Hughes
Shayne Smith
Tim Spainhour
Stephen Spears

Organizational Development

Cindy K. Childers
Organizational Development Leader

Tambra Clement
Gregory Gough
Deborah Pyle
Jeff Standridge
Mike Trickett
Linda Tyler
Libbi Whitehurst
Mary Lynn Williamson



Career Education Corporation, the City of Chicago, eFunds Corporation, Guideposts, R.L. Polk & Co. and TransUnion are just a few of the growing number of organizations that trust Acxiom's Outsourcing and Information Technology Organization to manage their IT infrastructure.

Lee Hodges (Outsourcing/IT Services Leader) said clients want integrated solutions delivered to work together from the start. And they want broader relationships with Acxiom.

"Corporations largely understand the value of traditional IT outsourcing and are now examining the benefits of outsourcing all of the key components, including the underlying IT infrastructure of their more business-critical, more profitable customer and information management processes," Hodges said.

"I am excited about Acxiom's future in IT outsourcing. And I look forward to expanding the traditional outsourcing relationships we enjoy with our clients today, broadening them as we provide the integrated customer and information management solutions of tomorrow."

IT management is clearly one of Acxiom's core competencies, generating about 22 percent of Acxiom's revenues in fiscal year 2002. "In addition to the revenue opportunities that our IT outsourcing business represents," Hodges said, "it also strongly complements Acxiom's overall business strategy."

For starters, most of Acxiom's data and services offerings have always had an underlying IT infrastructure and operations component, which Acxiom has provided as part of the offering.

"Now our clients are also demanding and moving toward e-commerce and immediate information availability. We've responded with solutions that are increasingly Web-based, scalable and real-time while providing a single point of accountability," Hodges said.

By outsourcing their IT management to Acxiom, our clients can better focus on strategic core business challenges.

"We provide the day-to-day management of a customer's IT infrastructure — the computers, data storage, networks and print services," Hodges said. "But once clients are exposed to any single Acxiom solution, they see that it is just the beginning of what we offer. They recognize they can also benefit from our data, data integration, database services, consulting and analytics, and our expertise on resolving privacy issues — and commonly we can provide a combination of solutions. That is exciting for them — and for us."



Financially Speaking

How did Acxiom achieve the strongest cash flow in the history of the company? Focus.

According to Acxiom Operations Leader **Rodger Kline**, a combination of efforts contributed to free cash flow of $65.6 million for the fiscal year with projections of even more improvement in fiscal year 2003.

First, Acxiom maintained a tight control on all costs, with special emphasis on payroll, capital expenditures and travel, he said.

"At the same time, we began using operating leases to finance additional computer equipment to support new clients and expand business with existing clients," he said. "This allowed us to better match cash inflows — as they are received from clients — with cash outflows being paid for the equipment."

Acxiom Financial Relations Leader **Bob Bloom** said other areas also contributed to the unprecedented year-over-year improvement in cash flow.

"There was tremendous emphasis on collecting receivables, and we are committed to better day-to-day management of that process," Bloom said. "We also are benefiting from the sizable investments made over the past several years in the AbiliTec infrastructure. Now we are getting the leverage from that earlier investment."

Jeff Stalnaker, who was appointed as Financial Operations Leader at the beginning of fiscal year 2003, added, "During the past year, we also began to stress the need to arrange for up-front payments from clients when we acquired equipment, software, data and other resources on their behalf. That is making a big difference."

Caroline Rook, Financial Compliance Leader, said the collective efforts led to a particularly outstanding performance given the tough economy. "The strong cash flow enabled the Company to reduce its revolving line of credit balance by more than $130 million since June 2001," Rook said.

This focus on cash flow will continue as part of the financial management of Acxiom, Kline said. "As we have indicated in our financial guidance, Acxiom should be able to continue to generate substantial free cash flow next year," Kline said. "The economy will always have ups and downs, but we believe we have improved our financial discipline and strengthened the capital structure to meet whatever conditions we encounter."

(Pictured above L to R: Bob Bloom, Rodger Kline, Caroline Rook and Jeff Stalnaker)

Selected Financial Data

Years Ended March 31		2002	2001	2000	1999	1998
Earnings Statement Data:						
Revenue	$	866,110	1,009,887	964,460	754,057	592,329
Net earnings (loss) before extraordinary item and cumulative effect of change in accounting principle	$	(30,693)	43,867	90,363	(15,142)	47,155
Extraordinary item	$	(1,271)	—	—	—	—
Cumulative effect of change in accounting principle	$	—	(37,488)	—	—	—
Net earnings (loss)	$	(31,964)	6,379	90,363	(15,142)	47,155
Basic earnings (loss) per share:						
Before extraordinary item and cumulative effect of change in accounting principle	$	(.35)	.50	1.06	(.19)	.64
Extraordinary item	$	(.01)	—	—	—	—
Cumulative effect of change in accounting principle	$	—	(.43)	—	—	—
Net earnings (loss)	$	(.36)	.07	1.06	(.19)	.64
Diluted earnings (loss) per share:						
Before extraordinary item and cumulative effect of change in accounting principle	$	(.35)	.47	1.00	(.19)	.58
Extraordinary item	$	(.01)	—	—	—	—
Cumulative effect of change in accounting principle	$	—	(.40)	—	—	—
Net earnings (loss)	$	(.36)	.07	1.00	(.19)	.58
Pro Forma Earnings Statement Data, assuming accounting change is applied retroactively:						
Revenue	$	866,110	1,009,887	901,925	741,124	592,329
Net earnings (loss) before extraordinary item	$	(30,693)	43,867	60,038	(22,305)	47,155
Basic earnings (loss) per share	$	(.36)	.50	.71	(.29)	.64
Diluted earnings (loss) per share	$	(.36)	.47	.67	(.29)	.58

March 31		2002	2001	2000	1999	1998
Balance Sheet Data:						
Current assets	$	360,225	352,447	340,046	301,999	294,704
Current liabilities	$	177,670	214,320	180,008	167,915	84,201
Total assets	$	1,156,834	1,232,725	1,105,296	889,800	681,634
Long-term debt, excluding current installments	$	396,850	369,172	289,234	325,223	254,240
Stockholders' equity	$	510,931	616,448	587,730	357,773	308,225

 (in thousands, except per share data)



'The Acxiom team is doing a lot of tremendous things, and as the economy rebounds, I think we will be in an enviable position in the marketplace. We will continue to improve our position as the clear leader in helping the world's top companies manage their customer relationships and drive better business decisions.'

— Charles D. Morgan

Chairman of the Board
and Company Leader

Stock Prices

The Company's Common Stock is traded on the National Market System of Nasdaq under the symbol "ACXM." The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock.

Fiscal 2002	High	Low
Fourth Quarter	$19.15	$12.85
Third Quarter	18.05	9.32
Second Quarter	13.50	7.85
First Quarter	19.87	10.89

Fiscal 2001	High	Low
Fourth Quarter	$39.25	$20.69
Third Quarter	44.16	31.75
Second Quarter	31.78	20.19
First Quarter	32.13	25.25

Shareholders of Record

The approximate number of shareholders of record of the Company's Common Stock as of May 20, 2002, was 2,289.

Dividends

The Company has never paid cash dividends on its Common Stock. We intend to retain future earnings for use in our business, and do not anticipate paying cash dividends in the foreseeable future. In addition, our senior indebtedness limits our ability to declare and pay cash dividends.

Corporate Information

A copy of the Company's latest Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available upon written request to the Financial Relations Leader, 1 Information Way, Little Rock, Arkansas 72202, or by calling (501) 342-1321; or by visiting the Company's Web site at www.acxiom.com.

Transfer Agent and Registrar

EquiServe
1 North State Street, Ste. 0123
Chicago, Illinois 60602

Locations

Atlanta, Georgia
Carmel, New York
Chatsworth, California
Chicago, Illinois
Conway, Arkansas
Danvers, Massachusetts
Downers Grove, Illinois
Fayetteville, Arkansas
Little Rock, Arkansas
London, England
Los Angeles, California
Melville, New York
Memphis, Tennessee
New York, New York
Paris, France
Phoenix, Arizona
San Diego, California
Shoreview, Minnesota
Southfield, Michigan
Stamford, Connecticut
Sunderland, England
Sydney, Australia
Tokyo, Japan

Jennifer Anthony
Majeed Arshad
Aaron Ault
Thomas Bannister
Cheryl Bates
Cathy Baxter
Michele Beals
Jeremy Blake
Thomas Blasgen
Bill Boddy
Edward Bozovsky
Trever Brackett
Sonny Bradley
Elizabeth Brainerd
Dennis Bramlett
Drew Brighton
Beverly Brothers
Thomas Burdick
Robert Butram
Carl Campbell
Robert Carroll
Alma Case
Elizabeth Caserta
Daryl Clark
Theresa Clark
Raul Climatianos
Andrew Cline
James Cocanower
Kimberly Coffman
Frank Connery
James Cook
Warren Creighton III
Leslie Culpepper
Bruce Dacus
Michael Davis
Michael Deeter
Melissa Dillion
Patricia Diya
Joseph Dlhopolsky
Larry Doss
Travis Douglas
Bryan Duffy
Kimberly Eagle
Alfred Eckles
Jamie Elliott
Jason Ennis
Bruce Evans
Donnie Farmer
Shawn Faust
Marilyn Fedor
Robert Fehnel
Karen Ferris
Jane Flannery
Danny Flippo
Robert Flippo
Jon Stephen Ford
Michelle French
Carmella Fryar
Jeff Fryar
Terry Fulmer
Christian Gardner
Ronnie Gates
Charles Gawle
Kent Gebauer
David Gibbs
Shawn Gilleran
Paul Giordano
Gregory Gough
Michelle Granieri
Bonnie Green
Herminigilda Green
Wendy Gregory
Barry Griffey
Fred Grigg III
Laura Grimes
Tracey Grissom
Michael Grund
Rhonda Hart
Michael Hartenau
Bradley Hartman
Martin Hasek III
James Hastings
Lisa Hawkins
Robert Haygood
Ronald Hays
Anita Heaslet
Martin Heil
Donald Hennen
James Hicks
Julia Hicks
Doug Hoffman
Geoff Hogg
Heidi Hoggatt
Thomas Hotard
Nancy Howard
Joan Hubert
Mark Huffman
Jon Humphrey
Carla Ingram
Sammye Ivy
Sherry Jackson
David Jacobs
Heather James
Pamela James
Keith Johnson
Kristen Johnson
Samuel Johnson
Kimberly Johnston
Cynthia Jones
Valerie Jones
Julie Kaplan
Pete Karl
Timothy Keathley
Donald Keeling
Michael Keene
John Kellar
Anna Kennedy
Susan Kennedy
Michael King
Kenneth Kinley
Martin Knight
Linette Knuff
Donald Koen
Teresa Koone
Chakravarthy Kopparapu
Randall Kordsmeier
Poornima Kota
Cynthia Kowalski
Brajesh Kunwar
Bart Land
David Laser
Stephen Lein
Kurt Limperis
William Lindsey
Michael Linz
Judith Lively
Leslie Lockard
Alan Lofgren
Jonathan Loghry
Peter Loveless
Lester Low
Richard Luck
Jonathan Lujan
Gail Lund
Byron Mabry
Tonya Mabry
Michael Madigan
Arturo Madrid
Stephen Main
John Mapes
Eric Marcotte
Michael Marks
Fred Marler
Allison Marr
Christopher Martin
Dana Mash
Timothy Mattson
Cathy May
Brian McCormick
Tammy McCracken
David McCullars
Rodger McGee
Naville McGlover
Wilma McIntire
Gary McMoran
James McNatt
Kenneth Meharg
Heather Miller
Paul Miller
Rodney Mimms
Malvin Mize
Tasha Moffitt
Robert Mohr
James Moltz
Neoma Moore
Rhonda Moore
Stephen Moore
John Morgan
Michael Morgan
Robert Morissett
Mark Morris
Chester Moy
Arturo Murillo
Brandon Myers
Daouda N'Diaye
Alvin Nelson
Gregory Newkirk
Lewis Newman
Marty Nick
Debora Nipper
Rhonda Norvold
Frank Novak
Ricky Novak
Timothy O'Brien
Allison Owen
Erick Owen
Patrick Owen
Sandy Payton
Liberato Pena
Todd Pence
Beverly Perkins
Mack Pharr
Jason Poggi
Louis Pong
Nathan Poznick
Randy Pulis
Barbara Rand
Jonathan Redden
Mary Renckly
Richard Renckly
Philip Richardson
Duane Richmond
Clint Riggan
Greg Robertson
David Rock
Davis Rodden
Daniel Roddy
Richard Rohr
Louis Rolleigh
Leonard Rust
Robin Rutter
Paul Sangha
George Scheffel
Joseph Schmitz
Michael Schwalbert
Bradley Scott
Renee Scott
Kristi See
Trevor Seifert
Brett Sellers
Michael Shellabarger
Jeffrey Shoup
Rabin Shrestha
Casey Simon
Michael Sipes
Jeremy Skinner
Scott Small
Gary Smith
Jeffrey Spaetzel
Ben Spangler
Franco Spezza
Felicia Spradlin
Cynthia Sprenkle
Harvey Spurlock
Debra Squires
Doug Stanley
Randall Stastny
David Stilwell
Jeffrey Stires
Michael Stout
Marilyn Strain
Benjamin Stroud
Pamela Strouse
Charles Suhajda
Thomas Suhajda
Jeremy Sullivan
Sandra Tedford
Christopher Tenggren
Donald Todd Thomas
Theresa Thomas
Tom Trevino
Marissa Trinidad
Steven Tsouloufis
Jay Turner
Terry VanDenburgh
Andrew Varholik
Clayton Ward
Cynthia Ward
John Duane Ward
Latina Washington
Tiffany Weatherly
Allison Weaver
Barry Wells
Laura White
Denny Whitley
James Wiles
David Willis
Kenny Wood
Neomi Woods
Clark Wooten
Mark Wuori
Douglas Yates
Susan Yeun
Phillip Young
James Zboncak Jr.

2002 Excellence Awards

The Acxiom Excellence Awards recognize the outstanding individual and team achievement of associates. Winners must demonstrate significant, measurable impact in the areas of client satisfaction, associate satisfaction and profitability.

ACXIOM CORPORATION
1 Information Way
P.O. Box 8180
Little Rock, Arkansas 72203-8180
Tel: 1-888-3ACXIOM (1-888-322-9466)
Web: www.acxiom.com
E-mail: info@acxiom.com

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States, and in the United Kingdom, France and Australia.

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